UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                         BERKSHIRE REALTY COMPANY, INC.
                         ------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   084710 10 2
                                   -----------
                                 (CUSIP Number)

                              James A. Dubin, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                            New York, New York, 10019
                                 (212) 373-3000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 22, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 250.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 084710 10 2                                         Page 2 of 15 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          The Berkshire Companies Limited Partnership
          04-299-9701

2         Check the Appropriate Box if a Member of a Group                (a)[ ]
          (See Instructions)                                              (b)[X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Massachusetts

                                7         Sole Voting Power

           NUMBER OF                      3,209,091
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          3,209,091

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          3,209,091

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          8.0%

14        Type of Reporting Person (See Instructions)

          PN

                                  SCHEDULE 13D

CUSIP No. 084710 10 2                                         Page 3 of 15 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          KGP-1, Incorporated
          04-296-2324

2         Check the Appropriate Box if a Member of a Group                (a)[ ]
          (See Instructions)                                              (b)[X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Massachusetts

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        3,744,066
             WITH
                                9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          3,744,066

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          3,744,066

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          9.3%

14        Type of Reporting Person (See Instructions)

          CO

                                  SCHEDULE 13D

CUSIP No. 084710 10 2                                         Page 4 of 15 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          KGP-2, Incorporated
          04-296-2323

2         Check the Appropriate Box if a Member of a Group                (a)[ ]
          (See Instructions)                                              (b)[X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Massachusetts

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        3,744,066
             WITH
                                9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          3,744,066

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          3,744,066

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          9.3%

14        Type of Reporting Person (See Instructions)

          CO

                                  SCHEDULE 13D

CUSIP No. 084710 10 2                                         Page 5 of 15 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Douglas Krupp

2         Check the Appropriate Box if a Member of a Group                (a)[ ]
          (See Instructions)                                              (b)[X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          United States

                                7         Sole Voting Power

           NUMBER OF                      10,100
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        5,856,269
             WITH
                                9         Sole Dispositive Power

                                          10,100

                                10        Shared Dispositive Power

                                          5,856,269

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          5,866,369

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [X]

13        Percent of Class Represented by Amount in Row (11)

          14.0%

14        Type of Reporting Person (See Instructions)

          IN

                                  SCHEDULE 13D

CUSIP No. 084710 10 2                                         Page 6 of 15 Pages
          -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          George Krupp

2         Check the Appropriate Box if a Member of a Group                (a)[ ]
          (See Instructions)                                              (b)[X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          United States

                                7         Sole Voting Power

           NUMBER OF                      15,000
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        5,856,269
             WITH
                                9         Sole Dispositive Power

                                          15,000

                                10        Shared Dispositive Power

                                          5,856,269

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          5,871,269

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [X]

13        Percent of Class Represented by Amount in Row (11)

          14.0%

14        Type of Reporting Person (See Instructions)

          IN

CUSIP No. 084710 10 2                                         Page 7 of 15 Pages
          -----------

         The information set forth in the Exhibits attached hereto is expressly incorporated herein by reference and the response to each item of this statement is qualified in its entirety by the provisions of such Exhibits. All information provided by the Reporting Parties (as defined in Item 2) with respect to Whitehall (as defined in Item 2) and Blackstone (as defined in item 2) is provided solely to the knowledge of the Reporting Parties as of February 22, 1999.

Item 1.  Security and Issuer.

         This statement on Schedule 13D relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Berkshire Realty Company, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Beacon Street, Suite 1550, Boston, Massachusetts 02108.

Item 2.  Identity and Background.

         This statement is being filed jointly by The Berkshire Companies Limited Partnership ("BCLP"), KGP-1, Incorporated ("KGP-1"), KGP-2, Incorporated ("KGP-2"), Douglas Krupp and George Krupp (collectively, the "Reporting Parties"). The Reporting Parties previously reported the acquisition of the Common Stock they beneficially own on Schedule 13G.

         As described in Items 3 and 4 below, on February 22, 1999, BCLP, together with Whitehall Street Real Estate Limited Partnership XI ("Whitehall") and Blackstone Real Estate Acquisitions III L.L.C. ("Blackstone"), formed Aptco, LLC, a Delaware limited liability company ("Aptco"), for the purpose of submitting a merger proposal to the Company pursuant to which, among other things, Aptco would acquire the Company and holders of Common Stock (other than certain holders described in Item 4 below) would receive cash in exchange for their shares. As a result, the Reporting Parties, together with Whitehall and Blackstone, may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").1/ Pursuant to Rule 13d-1(k)(2) under the Exchange Act, the Reporting Parties are filing this Schedule 13D on their own behalf, and not on behalf of any other person.

         Set forth below is certain information concerning each of the Reporting
Parties:

         BCLP

         BCLP is a Massachusetts limited partnership that, together with its subsidiaries, is principally engaged in mortgage banking and investment sponsorship, asset and other management services, venture capital investing, commercial laundry and linen services, and furniture manufacturing and sales. The sole general partners of BCLP

----------------
1/ Neither the present filing nor anything contained herein shall be construed as an admission that (i) the Reporting Parties together with Whitehall and Blackstone constitute a "person" or "group" for any purpose other than what they may be deemed to constitute under Section 13(d) of the Exchange Act or
   (ii) Whitehall or Blackstone are, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of any of the securities described in
   Item 5 below.

CUSIP No. 084710 10 2                                         Page 8 of 15 Pages
          -----------

are KGP-1 and KGP-2. The principal office and place of business of BCLP is One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

         KGP-1, Incorporated and KGP-2, Incorporated

         KGP-1 and KGP-2 are each Massachusetts corporations whose principal business is serving as general partners of BCLP and certain of its affiliates. Douglas Krupp and George Krupp each own 50% of the outstanding common stock of KGP-1 and KGP-2. The principal office and place of business of KGP-1 and KGP-2 is One Beacon Street, Suite 1500, Boston, Massachusetts 02108. The sole directors of KGP-1 and KGP-2 are Douglas Krupp and George Krupp. The sole executive officers of KGP-1 and KGP-2 are Douglas Krupp (President) and David Quade (Executive Vice President). Mr. Quade is a United States citizen whose principal occupation is acting as Executive Vice President and Chief Financial Officer of The Berkshire Group. His business address is The Berkshire Group, One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

         Douglas Krupp

         Douglas Krupp is a United States citizen whose principal occupation is acting as the Chairman of BCLP. Douglas Krupp also serves as a director and Chairman of the Board of the Company. His business address is The Berkshire Group, One Beacon Street, Suite 1500, Boston, Massachusetts 02108.

         George Krupp

         George Krupp is a United States citizen whose principal occupation is serving as an instructor of history at the New Jewish High School, Waltham, Massachusetts. His business address is The Berkshire Group, One Beacon Street, Suite 1500, Boston, Massachusetts 02108.


         Whitehall and Blackstone have provided the Reporting Parties with the following information in respect of Whitehall and Blackstone:

         Whitehall Street Real Estate Limited Partnership XI

         Whitehall is a Delaware limited partnership that was formed for the purpose of investing in debt and equity interests in real estate assets and businesses. The business address of Whitehall is 85 Broad Street, New York, NY 10004.

         Blackstone Real Estate Acquisitions III L.L.C.

         Blackstone is a Delaware limited liability company that, together with its sole member, Blackstone Real Estate Advisors III, L.P., acts as an advisor to Blackstone Real Estate Partners III, L.P., a real estate investment fund which is an affiliate of Blackstone. The business address of Blackstone is 345 Park Avenue, New York, NY 10154.


         None of the Reporting Parties nor David Quade (collectively, the "Covered Parties") has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of

CUSIP No. 084710 10 2                                         Page 9 of 15 Pages
          -----------

which such person has been subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Proposed Transactions (as defined in Item 4 below) would be funded through a combination of equity and debt financing. On February 22, 1999, BCLP, Whitehall and Blackstone formed Aptco for the purpose of proposing the Proposed Transactions to the Company. Pursuant to a letter, dated February 22, 1999, among Douglas Krupp (on behalf of himself and the other Reporting Parties), Whitehall and Blackstone (such letter, together with the "Summary of Terms" attached thereto, the "Formation Letter") (attached hereto as Exhibit 1), (i) Whitehall and Blackstone have agreed to make an equity contribution to Aptco in the amount of $106 million each, as such amount may be adjusted pursuant to the terms of the Formation Letter, and (ii) the Reporting Parties have agreed to contribute to Aptco at least 5,416,000 shares of Common Stock and/or OP Units (as defined in Item 4 below) beneficially owned by the Reporting Parties. Pursuant to a letter, dated February 22, 1999, between Aptco and Goldman Sachs Mortgage Company ("GSMC") (the "Commitment Letter") (attached hereto as Exhibit
2), GSMC has agreed to provide up to $675 million in the form of a bridge loan to fund the remainder of the consideration required for the Proposed Transactions. In connection with the Proposed Transactions, Aptco currently intends to sell certain properties owned by the Company and to use the proceeds of such sales to reduce the amount of indebtedness then outstanding under the bridge loan.

         The transactions contemplated by the Formation Letter and the Commitment Letter are subject to a number of terms and conditions set forth therein, including, among others, the execution of mutually acceptable documentation and the satisfaction of the conditions set forth in the Offer Letter (as defined in Item 4 below). The information set forth in response to this Item 3 is qualified in its entirety by reference to the Formation Letter and the Commitment Letter, which are expressly incorporated herein by reference.

Item 4.  Purpose of Transaction.

         The Reporting Parties originally acquired the shares of Common Stock beneficially owned by each of them for investment purposes. However, as described in a letter, dated February 22, 1999, from Aptco to the Company (the "Offer Letter") (attached hereto as Exhibit 3), Aptco has made a proposal with respect to a transaction in which (i) the Company would merge (the "Company Merger") with and into Aptco and (ii) a subsidiary of Aptco ("Aptco Sub") would merge (the "Subsidiary Merger") with and into BRI OP Limited Partnership, a Delaware limited partnership which is the operating partnership of the Company ("BRI OP"). Pursuant to the proposed terms of the Company Merger, all outstanding Common Stock not held by Aptco or Aptco Sub (other than dissenting shares) would be converted into $11.05 per share in cash (the "Cash Price"), and all outstanding shares of the Company|s Series 1997-A Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), (other than dissenting shares) would be converted into an amount per share in cash equal to the "change of control preference" specified in the Company's certificate of designation in respect of the Preferred Stock. Pursuant to the proposed terms of the Subsidiary Merger, the outstanding partnership units in BRI OP ("OP Units") not held by Aptco or Aptco Sub would be converted, at the election of the holders thereof, into either an amount per OP Unit in cash equal to the Cash Price or equity securities of Aptco. The Company Merger and the Subsidiary Merger are collectively referred to herein as the "Proposed Transactions." In connection with the Proposed Transactions, the Common Stock would be delisted from the New York Stock Exchange and would be deregistered from the Exchange Act.

CUSIP No. 084710 10 2                                        Page 10 of 15 Pages
          -----------

         The Proposed Transactions are subject to a number of conditions including, among others, (i) execution of definitive merger agreements containing customary "no-shop," "break up fee" and expense reimbursement provisions, (ii) absence of any injunction prohibiting or restricting the consummation of the Proposed Transactions, any litigation commenced or threatened by a governmental entity and any litigation that could have a material adverse effect with respect to the Company or BRI OP, or that could significantly delay the consummation of the Proposed Transactions, (iii) receipt by the Company of a satisfactory closing agreement with the Internal Revenue Service, on terms and conditions satisfactory to Aptco, with respect to certain tax matters, and Aptco's satisfaction with respect to certain other tax matters,
(iv) execution of an agreement delivered, on or prior to the execution of definitive merger agreements, by the holders of a majority in interest of the Preferred Stock consenting to the Proposed Transactions, (v) receipt by the Board of Directors of the Company of an opinion from a nationally recognized investment banking firm as to the fairness of the consideration to be paid under the terms of the Proposed Transactions from a financial point of view to the holders of Common Stock, Preferred Stock and OP Units, (vi) approval of the Proposed Transactions and the definitive merger agreements by the respective Boards of Directors of the Company and the general partner of BRI OP, (vii) approval of the Proposed Transactions by the holders of the Common Stock, Preferred Stock and OP Units, (viii) receipt of any regulatory and other third party consents to the Proposed Transactions, including the financing thereof,
(ix) confirmation that investment banking fees, severance costs and legal/accounting expenses of the Company relating to the Proposed Transactions will not exceed $12 million, (x) confirmation of the number of fully-diluted shares of the Company, (xi) receipt by Aptco of the financing proceeds on the terms and conditions set forth in the Formation Letter and the Commitment Letter and (xii) other customary conditions to closing.

         Although Aptco's proposal contained in the Offer Letter expires by its terms at 5:00 p.m. on March 1, 1999, the Reporting Parties expect to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, the Reporting Parties reserve the right to change their plans and intentions at any time, as they deem appropriate, and may or may not submit a revised proposal or extend the expiration date of the proposal contained in the Offer Letter. In particular, the Reporting Parties may at any time and from time to time acquire additional shares of Common Stock or securities convertible or exchangeable for Common Stock; dispose of shares of Common Stock; or exchange OP Units for shares of Common Stock. Any such transactions may be effected at any time and from time to time, subject to any applicable limitations of the Securities Act of 1933, as amended, and the Exchange Act.

         Except as disclosed in Item 3 and this Item 4, none of the Covered Parties has any current plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plan or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company|s business or corporate structure;

CUSIP No. 084710 10 2                                        Page 11 of 15 Pages
          -----------

         (g) Changes in the Company|s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Covered Party as of February 22, 1999 (other than David Quade, who does not beneficially own any shares of Common Stock). None of the Covered Parties beneficially owns shares of any other class of capital stock of the Company.


                                      Number of             Number of
                                       Shares                Shares
                                    Beneficially          Beneficially          Aggregate
                                     Owned with            Owned with           Number of         Percentage
                                   Sole Voting and        Shared Voting           Shares           of Class
                                     Dispositive         and Dispositive       Beneficially      Beneficially
             Name                     Power (1)               Power               Owned            Owned (2)
------------------------------  --------------------- --------------------- ------------------ -----------------
Reporting Parties (3)                               0             5,881,369          5,881,369             14.0%
BCLP (4)                                    3,209,091                     0          3,209,091              8.0%
KGP-1 (5)                                           0             3,744,066          3,744,066              9.3%
KGP-2 (6)                                           0             3,744,066          3,744,066              9.3%
Douglas Krupp (7)                              10,100             5,856,269          5,866,369             14.0%
George Krupp (8)                               15,000             5,856,269          5,871,269             14.0%

----------------
(1) Pursuant to Rule 13d-3 under the Exchange Act, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power" (which includes the power to vote or to direct the voting of such security) or "investment power" (which includes the power to dispose or to direct the disposition of such security). A person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership (such as by exercise of options or

CUSIP No. 084710 10 2                                        Page 12 of 15 Pages
          -----------

    pursuant to a conversion feature of a security) on or within 60 days after the date hereof. In addition, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may disclaim any beneficial interest.

(2) The percentages of Common Stock indicated in this table are based on the 36,711,488 shares of Common Stock outstanding as of October 31, 1998, as disclosed in the Company's most recent Form 10-Q filed with the Securities and Exchange Commission. Any Common Stock not outstanding which is subject to options or conversion privileges which the beneficial owner had the right to exercise on or within 60 days after the date hereof is deemed outstanding for purposes of computing the percentage of Common Stock owned by such beneficial owner but is not deemed outstanding for the purpose of computing the percentage of outstanding Common Stock owned by any other beneficial owner.

(3) Includes (i) 10,100 shares of Common Stock owned of record by Douglas Krupp,
    (ii) 15,000 shares of Common Stock owned of record by George Krupp, (iii) 512,203 shares of Common Stock owned of record by Berkshire Realty Advisors LP as to which George Krupp has shared voting power and shared dispositive power, (iv) 534,975 OP Units owned of record by GN Limited Partnership as to which George Krupp has shared voting power and shared dispositive power, (v) 1,600,000 OP Units owned of record by Turtle Creek Associates Limited Partnership as to which George Krupp has shared voting power and shared dispositive power and (vi) 3,209,091 OP Units owned of record by BCLP as to which George Krupp has shared voting power and shared dispositive power. Pursuant to the Amended and Restated Agreement of Limited Partnership of BRI OP, OP Units are convertible into shares of Common Stock on a one-for-one basis or, at the election of the Company, into cash. The Reporting Parties disclaim beneficial ownership of Common Stock issuable upon the conversion of OP Units because the Company may elect to substitute cash in lieu of issuing such Common Stock. Although the Reporting Parties may be deemed to also beneficially own 42,110 shares of Common Stock owned of record by Judy Krupp, Richard Krupp, Alex Krupp, Elizabeth Krupp, Daniel Krupp and Michael Krupp, such shares are excluded from this table and, pursuant to Rule 13d-4 of the Exchange Act, the filing of this statement shall not be construed as an admission that the Reporting Parties beneficially own such shares.

(4) Includes 3,209,091 OP Units owned of record by BCLP. BCLP disclaims beneficial ownership of Common Stock issuable upon the conversion of OP Units because the Company may elect to substitute cash in lieu of issuing such Common Stock.

(5) Includes: (i) 3,209,091 OP Units owned of record by BCLP as to which KGP-1 has shared voting power and shared dispositive power and (ii) 534,975 OP Units owned of record by GN Limited Partnership as to which KGP-1 has shared voting power and shared dispositive power. KGP-1 disclaims beneficial ownership of Common Stock issuable upon the conversion of OP Units because the Company may elect to substitute cash in lieu of issuing such Common Stock.

(6) Includes: (i) 3,209,091 OP Units owned of record by BCLP as to which KGP-2 has shared voting power and shared dispositive power and (ii) 534,975 OP Units owned of record by GN Limited Partnership as to which KGP-2 has shared voting power and shared dispositive power. KGP-2 disclaims beneficial ownership of Common Stock issuable upon the conversion of OP Units because the Company may elect to substitute cash in lieu of issuing such Common Stock.

CUSIP No. 084710 10 2                                        Page 13 of 15 Pages
          -----------

(7) Includes: (i) 10,100 shares of Common Stock owned of record by Douglas Krupp, (ii) 512,203 shares of Common Stock owned of record by Berkshire Realty Advisors LP as to which Douglas Krupp has shared voting power and shared dispositive power, (iii) 534,975 OP Units owned of record by GN Limited Partnership as to which Douglas Krupp has shared voting power and shared dispositive power, (iv) 1,600,000 OP Units owned of record by Turtle Creek Associates Limited Partnership as to which Douglas Krupp has shared voting power and shared dispositive power and (v) 3,209,091 OP Units owned of record by BCLP as to which Douglas Krupp has shared voting power and shared dispositive power. Douglas Krupp disclaims beneficial ownership of Common Stock issuable upon the conversion of OP Units because the Company may elect to substitute cash in lieu of issuing such Common Stock. Although Douglas Krupp may also be deemed to beneficially own 15,950 shares of Common Stock owned of record by Judy Krupp, Richard Krupp and Alex Krupp, such shares are excluded from this table and, pursuant to Rule 13d-4 of the Exchange Act, the filing of this statement shall not be construed as an admission that Douglas Krupp beneficially owns such shares.

(8) Includes (i) 15,000 shares of Common Stock owned of record by George Krupp,
    (ii) 512,203 shares of Common Stock owned of record by Berkshire Realty Advisors LP as to which George Krupp has shared voting power and shared dispositive power, (iii) 534,975 OP Units owned of record by GN Limited Partnership as to which George Krupp has shared voting power and shared dispositive power, (iv) 1,600,000 OP Units owned of record by Turtle Creek Associates Limited Partnership as to which George Krupp has shared voting power and shared dispositive power and (v) 3,209,091 OP Units owned of record by BCLP as to which George Krupp has shared voting power and shared dispositive power. George Krupp disclaims beneficial ownership of Common Stock issuable upon the conversion of OP Units because the Company may elect to substitute cash in lieu of issuing such Common Stock. Although George Krupp may also be deemed to beneficially own 26,160 shares of Common Stock owned of record by Elizabeth Krupp, Daniel Krupp and Michael Krupp, such shares are excluded from this table and, pursuant to Rule 13d-4 of the Exchange Act, the filing of this statement shall not be construed as an admission that George Krupp beneficially owns such shares.


         The Reporting Parties have been advised by Whitehall that, as of February 22, 1999, The Goldman Sachs Group, L.P. ("GS Group") and Goldman, Sachs & Co. ("GS&Co.") (of which GS Group is a general partner), the investment manager of Whitehall, may be deemed to beneficially own 27,208 shares of Common Stock held in client accounts with respect to which GS&Co. or employees of GS&Co. have voting or investment discretion, or both ("Managed Accounts"), and that GS&Co. purchased these shares of Common Stock in the ordinary course of its business on behalf of the Managed Accounts. The Reporting Parties have been advised by Whitehall that each of GS&Co. and GS Group disclaims beneficial ownership of the Common Stock held in the Managed Accounts. Each of the Reporting Parties and, to the knowledge of the Reporting Parties, Blackstone disclaims beneficial ownership of the Common Stock held in the Managed Accounts.

         Other than as set forth above, the Reporting Parties have been advised by Whitehall and Blackstone that, as of February 22, 1999, neither Whitehall nor Blackstone beneficially owns any shares of any class of capital stock of the Company. Each of the Reporting Parties disclaims beneficial ownership of any shares of any class of capital stock of the Company beneficially owned by each of Whitehall and Blackstone. To the knowledge of the Reporting Parties, each of Whitehall and Blackstone disclaims beneficial ownership of any shares of any class of capital stock of the Company beneficially owned by any of the Covered Parties.

CUSIP No. 084710 10 2                                        Page 14 of 15 Pages
          -----------

         None of the Covered Parties has effected any transactions in the Common Stock during the 60 day period ending on February 22, 1999. Except as set forth above, no person other than the Reporting Parties has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Parties as described above.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         The Reporting Parties that hold OP Units are parties to the Amended and Restated Agreement of Limited Partnership of BRI OP (the "Partnership Agreement"). As stated in Item 5 above, the Partnership Agreement provides for the right of holders of OP Units to convert their OP Units into shares of Common Stock on a one-for-one basis or, at the election of the Company, to receive an amount in cash in lieu of such Common Stock. In addition, the Reporting Parties, as parties to the Partnership Agreement, are beneficiaries of a registration rights agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, in the event the Company elects to issue Common Stock to the Reporting Parties upon conversion of their OP Units, the Company is required to use its best efforts to file a "shelf registration statement" covering such Common Stock within 60 days after a written request by the Reporting Parties.

         On March 1, 1996, the Company acquired the advisory services business owned by BCLP for 1.3 million OP Units, which were valued at $13 million as of the date they were issued. In connection with that acquisition, the Company agreed to issue up to a total of $7.2 million in value of additional OP Units to BCLP if certain share price benchmarks are achieved during the six-year period following such acquisition. As of the date hereof, 209,091 additional OP Units have been issued (with an aggregate value of $2.4 million as of the dates they were issued) as a result of the Common Stock achieving the $11.00 and $12.00 share price benchmarks. Additional OP Units would be issuable if share price benchmarks of $13.00, $14.00, $15.00 or $16.00 are achieved within such period.

         Except as disclosed in Items 4 and 5 above and in this Item 6, and except for the Joint Filing Agreement, dated February 22, 1999, among the Reporting Parties (attached hereto as Exhibit 4) and the Power of Attorney of George Krupp dated February 22, 1999 (attached hereto as Exhibit 5), none of the Covered Parties is a party to any contracts, arrangements, understandings or relationships with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder|s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP No. 084710 10 2                                        Page 15 of 15 Pages
          -----------

                                   Signatures

         After reasonable inquiry and to the best of the undersigned|s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 1999


                                 THE BERKSHIRE COMPANIES LIMITED PARTNERSHIP

                                 By: KGP-1, INCORPORATED,
                                       its General Partner

                                     By: /s/ Douglas Krupp
                                     ---------------------
                                     Name:  Douglas Krupp
                                     Title: President


                                 KGP-1, INCORPORATED

                                 By: /s/ Douglas Krupp
                                 ---------------------
                                 Name:  Douglas Krupp
                                 Title: President


                                 KGP-2, INCORPORATED

                                 By: /s/ Douglas Krupp
                                 ---------------------
                                 Name:  Douglas Krupp
                                 Title: President


                                 /s/ Douglas Krupp
                                 -----------------
                                 Douglas Krupp


                                         *
                                 -----------------
                                 George Krupp


                                 * By: /s/ Douglas Krupp
                                   ---------------------
                                   Name: Douglas Krupp
                                   Title: Attorney-in-fact

                                  Exhibit Index
                                  -------------

1. Formation Letter, dated February 22, 1999, among Douglas Krupp, Whitehall and Blackstone.

2.       Commitment Letter, dated February 22, 1999, between Aptco and GSMC.

3.       Offer Letter, dated February 22, 1999, from Aptco to the Company.

4.       Joint Filing Agreement, dated February 22, 1999, among the Reporting
         Parties.

5. Power of Attorney of George Krupp, dated February 22, 1999, naming Douglas Krupp as attorney-in-fact.